UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 26, 2026

AXIOM INTELLIGENCE ACQUISITION CORP 1

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42708	98-1849669
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

89 Nexus Way, Camana Bay,

Grand Cayman, KY1-9009

Cayman Island

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: +44 20 3973 7928

Berkeley Square House,  2nd Floor
Berkeley Square

London W1J 6BD

United Kingdom

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one right	AXINU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	AXIN	The Nasdaq Stock Market LLC
Rights, each right entitling the holder to receive one-tenth (1/10) of one Class A ordinary share	AXINR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

On May 26, 2026, Axiom Intelligence Acquisition Corp 1., a Cayman Islands exempted company (“SPAC” or “Axiom”), and Terra Quantum AG, a company limited by shares, duly organized, validly existing, and in good standing under the laws of Switzerland (the “Company” or “Terra Quantum”), issued a press release announcing that they had entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), dated as of May 25, 2026, with Markus Pflitsch, an individual, solely in his capacity as representative for the Company’s Shareholders, and Douglas Ward, an individual, solely in his capacity as representative for the SPAC’s Shareholders. Pursuant to the terms of the Business Combination Agreement, Axiom Intelligence Holdings 1, LLC, a Delaware limited liability company (the “Sponsor”), will form a public limited company organized under the Laws of Switzerland (“PubCo”), and PubCo will form an exempted company limited by shares incorporated under the laws of the Cayman Islands, to be a direct wholly owned subsidiary of PubCo (“Merger Sub” and, together with PubCo each, individually, an “Acquisition Entity” and, collectively, the “Acquisition Entities”). Following the formation of each Acquisition Entity, each such Acquisition Entity shall enter into a joinder to the Business Combination Agreement, in form and substance satisfactory to SPAC. As a result of the mergers and the other transactions contemplated by the Business Combination Agreement (the “Transactions”), SPAC and the Company will become wholly owned subsidiaries of PubCo, subject to the terms and conditions set forth in the Business Combination Agreement, and PubCo will become a publicly traded company. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information in this Item 7.01, including Exhibit 99.1 attached hereto, will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information and Where to Find It

In connection with the proposed business combination, PubCo and Terra Quantum intend to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (as amended or supplemented from time to time, the “Registration Statement”), which will include a proxy statement/prospectus relating to the proposed business combination. This Current Report on Form 8-K does not contain all of the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. INVESTORS AND SHAREHOLDERS OF AXIOM AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The definitive proxy statement/prospectus will be mailed to shareholders of Axiom as of a record date to be established for voting on the proposed business combination and related matters.

Investors and shareholders will be able to obtain free copies of the Registration Statement and the proxy statement/prospectus (when available) and other documents containing important information about Axiom, Terra Quantum, PubCo and the proposed business combination, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Investors and shareholders may also obtain copies of the documents filed with the SEC by Axiom free of charge by directing a written request to: Axiom Intelligence Acquisition Corp 1, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009 Cayman Island, Attention: Richard Dodd, Executive Chairman/Doug Ward, Chief Executive Officer, or by visiting Axiom’s website at https://www.aiac1.com/.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE BUSINESS COMBINATION DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS CURRENT REPORT ON FORM 8-K. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Axiom, Terra Quantum, PubCo, and their respective directors and executive officers may be deemed participants in the solicitation of proxies from the shareholders of Axiom in connection with the proposed business combination. Investors and shareholders may obtain more detailed information regarding the names, affiliations, and interests of Axiom’s directors and executive officers in Axiom’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on March 25, 2026, and in subsequent filings with the SEC, including the proxy statement/prospectus relating to the proposed business combination when it becomes available.

Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies to Axiom’s shareholders in connection with the proposed business combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Axiom’s directors and executive officers is contained in its filings with the SEC, including the final prospectus for Axiom’s initial public offering filed with the SEC on June 18, 2025 (the “IPO Prospectus”).

No Offer or Solicitation

This Current Report on Form 8-K and the information contained herein is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of Axiom, Terra Quantum or PubCo, or any commodity or instrument or related derivative of Axiom, Terra Quantum or PubCo, nor shall there be any sale of any such securities, commodities, instruments or related derivatives in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities, commodities, instruments or derivatives shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “believe,” “expect,” “anticipate,” “estimate,” “plan,” “intend,” “project,” “target,” “outlook,” “may,” “will,” “would,” “could,” “should,” or other similar words and expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination, including the anticipated timing and benefits of the transaction, Terra Quantum’s future growth, financial performance, business strategy, market opportunities, and competitive position.

These forward-looking statements are based on current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management as of the date of this communication, and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; (ii) the outcome of any legal proceedings that may be instituted against Axiom, Terra Quantum, PubCo or their respective directors or officers following the announcement of the proposed business combination; (iii) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Axiom or other conditions to closing in the Business Combination Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the failure to consummate the proposed business combination, including the risk that the SEC may object to the Registration Statement; (v) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the proposed business combination; (vi) the risk that the proposed business combination disrupts current plans and operations of Axiom or Terra Quantum as a result of the announcement and consummation of the proposed business combination; (vii) costs related to the proposed business combination; (viii) changes in applicable laws or regulations; (ix) the possibility that Axiom, Terra Quantum, or the combined company may be adversely affected by other economic, business, and/or competitive factors; (x) the ability of the combined company to meet the Nasdaq Stock Market’s listing standards following the consummation of the proposed business combination; (xi) the inability to realize the anticipated benefits of the proposed business combination, including due to failure to successfully integrate the businesses; (xii) risks related to the uncertainty of the projected financial information with respect to Terra Quantum; (xiii) risks related to Terra Quantum’s ability to develop, commercialize, and scale its quantum computing, quantum security, and AI-driven optimization solutions; (xiv) risks related to the emerging and evolving nature of the quantum technology industry, including uncertainty regarding market adoption, technological feasibility, and customer demand; (xv) risks related to Terra Quantum’s ability to protect and maintain its intellectual property and proprietary technology; (xvi) risks related to rapid technological change, competition, and evolving industry standards; (xvii) risks related to reliance on key personnel, scientific talent, strategic partners, and third-party infrastructure providers; and (xviii) other risks and uncertainties described in Axiom’s filings with the SEC, including under the heading “Risk Factors” in Axiom’s Annual Report on Form 10-K and subsequent filings with the SEC.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Axiom nor Terra Quantum undertakes any duty to update these forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release, dated May 26, 2026.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AXIOM INTELLIGENCE ACQUISITION CORP 1

	By:	/s/ Douglas Ward
		Name:	Douglas Ward
		Title:	Chief Executive Officer

Dated: May 26, 2026

4